UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 20, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR JUNE 2020

AND RELEVANT REMINDERS

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS OF THE COMPANY IN JUNE

In June 2020, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 52.05% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 26.63%, 95.76% and 95.83% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 61.51% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 41.13%, 96.88% and 99.26% year-on-year, respectively; and passenger load factor decreased by 16.35 percentage points year-on-year to 66.44%, among which, the passenger load factor of its domestic, international and regional routes decreased by 16.44, 21.63 and 68.54 percentage points year-on-year, respectively.

As progressive and significant results have been achieved in the prevention and control of the novel coronavirus (COVID-19) epidemic in China, along with the steady promotion of resumption of work, production, business and market in China as well as the gradual recovery of the demand in the aviation market, in June 2020, the Company’s domestic passenger transportation capacity increased by 23.1% as compared with May 2020, and domestic passenger transportation volume increased by 25% as compared with May 2020. However, the uncertainty in the progress of the novel coronavirus (COVID-19) epidemic around the world has a significant impact on the Company’s international routes, and there is great uncertainty in the recovery of the international market. The Company will actively seize market demand, implement the requirements of “guarding against imported cases and preventing a resurgence of local outbreak”, and dynamically adjust and optimise the deployment of flight routes and flight schedule as well as freight rates according to the progress of the novel coronavirus (COVID-19) epidemic, market recovery situation and changes in prevention and control policies.

In relation to freight transportation, freight load volume in June 2020 increased by 13.71% as compared with May 2020. The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by Eastern Airline Logistics Co., Limited ( 東方航空物流股份有限公司) (“Eastern Logistics”), a subsidiary of the controlling shareholder of the Company. During the outbreak of the novel coronavirus (COVID-19) epidemic, there has been relatively strong demand for medical and anti-epidemic materials, and therefore the Company has promptly carried out freighter conversion for some passenger aircraft (“Passenger-to-Freighter Conversion”) to enhance air freight transportation capacity. The relevant freight transportation business is specially operated by Eastern Logistics for external operations, and the transactions between the two parties are on normal commercial terms and on a fair basis. As of the date of this announcement, the Company has conducted Passenger-to-Freighter Conversion to 14 A330 aircraft, all of which have been put into operation. Compared with May 2020, the Company launched new outbound freight transportation charter routes such as Guangzhou — Dallas, Ningbo — Ho Chi Minh City, Jinan — Los Angeles, etc. and a new domestic freight transportation charter route, i.e. Pudong — Shenzhen.

In June 2020, the Company launched a new domestic passenger transportation route, i.e. Shanghai — Chaoyang.

II.	IMPACT OF THE NOVEL CORONAVIRUS (COVID-19) EPIDEMIC ON THE COMPANY IN THE FIRST HALF OF 2020

The novel coronavirus (COVID-19) epidemic has caused a huge impact on the global aviation industry. The aviation industry in which the Company operates is also facing an unprecedented severe situation, and the demand and willingness of passengers to travel have been significantly reduced. It is expected that the operation results of the Company for the first half of 2020 will be materially and adversely affected.

In the first half of 2020, the Company actively responded to the changes in market demand, timely adjusted its operating strategies, dynamically optimised and adjusted its transportation capacity, and coordinated the promotion of epidemic prevention and control as well as resumption of work and production. The Company has launched a series of products such as charter flights for resumption of work and school, Wild Your Weekends (“ 周 末 隨 心 飛 ”), etc., and introduced measures such as dual use of passenger aircraft for freight transportation and Passenger-to-Freighter Conversion, so as to strengthen the transportation of anti-epidemic materials and enhance air freight transportation capacity. Meanwhile, the Company actively strived for policy support from all aspects, implemented strict cost control measures, and ensured stable cash flow from operations. The Company will continue to pay attention to the progress of the novel coronavirus (COVID-19) epidemic, keep closely updated on the changes in market demand, actively respond to the risks and challenges brought by the novel coronavirus (COVID-19) epidemic to the Company’s production and operation, and strive to reduce the adverse impact of the novel coronavirus (COVID-19) epidemic.

III.	FLEET STRUCTURE

In June 2020, the Company introduced one ARJ21 aircraft and retired two B737-800 aircraft, and operated a total of 721 aircraft, including 265 self-owned aircraft, 260 aircraft under finance lease and 196 aircraft under operating lease.

As at the end of June 2020, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	40	48	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	26	25	5	56

	Narrow-body passenger aircraft	224	212	191	627
5	A320 series	136	125	68	329
6	B737 series	88	87	123	298

	Regional aircraft	1	0	0	1
7	ARJ series	1	0	0	1

	Total	265	260	196	721

Note: The 11 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

IV.	MAJOR OPERATING DATA

	Amount completed in June 2020	Amount completed in June 2019	Year-on- year increase		Total amount completed from January to June in 2020	Total amount completed from January to June in 2019	Year-on- year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	10,578.39	22,059.47	-52.05%		61,719.22	131,567.24	-53.09%
— Domestic routes	10,234.59	13,948.87	-26.63%		46,927.50	83,699.93	-43.93%
— International routes	319.54	7,528.37	-95.76%		14,125.64	44,454.65	-68.22%
— Regional routes	24.26	582.23	-95.83%		666.07	3,412.66	-80.48%

RPK (revenue passenger-kilometres) (millions)	7,028.05	18,261.59	-61.51%		41,205.93	108,853.79	-62.15%
— Domestic routes	6,831.60	11,603.78	-41.13%		31,297.24	69,862.16	-55.20%
— International routes	192.86	6,172.50	-96.88%		9,535.53	36,180.86	-73.64%
— Regional routes	3.59	485.32	-99.26%		373.16	2,810.77	-86.72%

Number of passengers carried (thousands)	5,205.50	10,724.94	-51.46%		25,736.85	64,066.37	-59.83%
— Domestic routes	5,174.26	8,911.59	-41.94%		23,376.50	53,252.18	-56.10%
— International routes	27.84	1,458.76	-98.09%		2,074.77	8,744.97	-76.27%
— Regional routes	3.41	354.58	-99.04%		285.59	2,069.23	-86.20%

Passenger load factor (%)	66.44	82.78	-16.35	pts	66.76	82.74	-15.97	pts
— Domestic routes	66.75	83.19	-16.44	pts	66.69	83.47	-16.77	pts
— International routes	60.36	81.99	-21.63	pts	67.51	81.39	-13.88	pts
— Regional routes	14.81	83.35	-68.54	pts	56.02	82.36	-26.34	pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	628.62	729.81	-13.87%		2,921.28	4,430.07	-34.06%
— Domestic routes	150.63	242.11	-37.79%		822.07	1,594.76	-48.45%
— International routes	475.43	470.46	1.06%		2,071.28	2,726.99	-24.05%
— Regional routes	2.57	17.24	-85.11%		27.93	108.32	-74.21%

	Amount completed in June 2020	Amount completed in June 2019	Year-on- year increase		Total amount completed from January to June in 2020	Total amount completed from January to June in 2019	Year-on- year increase
RFTK (revenue freight tonne-kilometres) (millions)	197.46	242.17	-18.46%		933.10	1,331.62	-29.93%
— Domestic routes	62.94	74.39	-15.38%		300.90	442.92	-32.06%
— International routes	133.88	165.06	-18.89%		626.78	873.87	-28.28%
— Regional routes	0.63	2.72	-76.71%		5.42	14.84	-63.47%

Weight of freight carried (million kg)	59.22	77.98	-24.06%		289.93	449.30	-35.47%
— Domestic routes	44.46	52.95	-16.04%		210.28	313.26	-32.87%
— International routes	14.11	22.73	-37.92%		74.66	123.47	-39.53%
— Regional routes	0.65	2.30	-71.77%		4.99	12.57	-60.29%

Freight load factor (%)	31.41	33.18	-1.77	pts	31.94	30.06	1.88	pts
— Domestic routes	41.79	30.72	11.06	pts	36.60	27.77	8.83	pts
— International routes	28.16	35.09	-6.93	pts	30.26	32.05	-1.78	pts
— Regional routes	24.71	15.80	8.92	pts	19.40	13.70	5.71	pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,580.68	2,715.17	-41.78%		8,476.01	16,271.12	-47.91%
— Domestic routes	1,071.74	1,497.51	-28.43%		5,045.54	9,127.75	-44.72%
— International routes	504.19	1,148.02	-56.08%		3,342.59	6,727.91	-50.32%
— Regional routes	4.75	69.64	-93.18%		87.88	415.46	-78.85%

RTK (revenue tonne-kilometres) (millions)	824.48	1,856.95	-55.60%		4,561.87	10,934.60	-58.28%
— Domestic routes	672.49	1,102.43	-39.00%		3,066.41	6,612.85	-53.63%
— International routes	151.04	708.95	-78.70%		1,457.40	4,059.43	-64.10%
— Regional routes	0.95	45.58	-97.91%		38.06	262.33	-85.49%

Overall load factor (%)	52.16	68.39	-16.23	pts	53.82	67.20	-13.38	pts
— Domestic routes	62.75	73.62	-10.87	pts	60.77	72.45	-11.67	pts
— International routes	29.96	61.75	-31.80	pts	43.60	60.34	-16.74	pts
— Regional routes	20.06	65.45	-45.39	pts	43.31	63.14	-19.83	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft and Passenger-to-Freighter Conversion. The table does not contain data of cargo services.

V.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 17 July 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).